Exhibit 99.1

Excluded Shares

Joann Jundt, the Reporting Person’s spouse, owns the following shares:

Joann Jundt, directly – 1,120
Joann Jundt (held in a self directed IRA) – 7,700

Also, Mrs. Jundt is the Trustee of a trust for the benefit of the Jundt’s adult children.  This trust may be deemed to beneficially own approximately 190,689 shares, which represents 38,000 shares which are issuable upon exercise of Warrants and 152,689 shares offered to the trust pursuant to the unsubscribed rights offering.  The trust beneficially holds 2.1% of the outstanding shares, after the Rights Offerings.  Mrs. Jundt has sole voting and dispositive power over these shares.

Mr. Jundt disclaims beneficial ownership over the shares held by Joann Jundt, either individually or in her IRA, and any shares held in the Trust.

This information is provided here for information only and these shares are not deemed to be beneficially owned by the Reporting Person, nor is it any indication that the Reporting Person and Mrs. Jundt are operating as a group, as defined in Section 13(d)(3) of the Exchange Act.